UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)1

GS FINANCIAL CORP.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

362274 10 2

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ X ]  Rule 13d-1(b)
 [     ]  Rule 13d-1(c)
 [     ]  Rule 13d-1(d)

__________________________

     1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 362274 10 2	13G/A	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guaranty Savings Bank 401(k) Plan (As Amended and Restated January 1, 2007)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 135,871
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 135,871
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,871
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 362274 10 2	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

GS Financial Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3798 Veterans Memorial Boulevard
Metairie, Louisiana 70002

Item 2(a).	Name of Person Filing:

Guaranty Savings Bank 401(k) Plan
(As Amended and Restated January 1, 2007) (the "Plan")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

GS Financial Corp.
3798 Veterans Memorial Boulevard
Metairie, Louisiana 70002

Item 2(c).	Citizenship:

Louisiana

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

362274 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f)	[ X ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 362274 10 2	13G/A	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

135,871

(b)	Percent of class: 10.6% (based on 1,278,466 shares issued and outstanding as of December 31, 2008)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0 ____
(ii)	Shared power to vote or to direct the vote 135,871 _____
(iii)	Sole power to dispose or to direct the disposition of 0 ___
(iv)	Shared power to dispose or to direct the disposition of 135,871

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries.  The reporting person's assets are held in trust.  The trustees of the Plan trust are Stephen E. Wessel, Bruce A. Scott and Mitzi H. Still ("Plan Trustees").  The number of shares listed as beneficially owned represents all of the shares of Common Stock held by the Plan, as of December 31, 2008.  As of December 31, 2008 all 135,871 shares of Common Stock beneficially owned by the Plan were allocated to individual accounts established for participating employees and their beneficiaries, 3,901 of such shares were held under 401(k) provisions of the Plan and 131,970 of such shares were held under the ESOP provisions of the Plan.

In general, participating employees have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated shares of Common Stock.  As of December 31, 2008, there were no unallocated shares held in the Plan.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

CUSIP NO. 362274 10 2	13G/A	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 362274 10 2	13G/A	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

Guaranty Savings Bank 401(k) Plan
(As Amended and Restated January 1, 2007)

February 10, 2009	By:	/s/Stephen E. Wessel
Stephen E. Wessel, Trustee

February 10, 2009	By:	/s/Bruce A. Scott
Bruce A. Scott, Trustee

February 10, 2009	By:	/s/Mitzi H. Still
Mitzi H. Still, Trustee